Lightstone Value Plus Real Estate Investment Trust, Inc.

1985 Cedar Bridge Ave., Suite 1
Lakewood, New Jersey 08701

October 21, 2010

VIA ELECTRONIC TRANSMISSION
AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Sonia Barros

Re:	Lightstone Value Plus Real Estate Investment Trust, Inc.
Pre-Effective Amendment No. 2 to
Registration Statement on Form S-11 (the “Pre-Effective Amendment”)
File No. 333-166930

Dear Ms. Barros,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lightstone Value Plus Real Estate Investment Trust, Inc. (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement, so that it may become effective at 4:00 p.m. Eastern Time on October 22, 2010, or as soon thereafter as practicable.

The Company acknowledges that:

•           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•           the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Lightstone Value Plus Real Estate Investment Trust, Inc.

/s/ Joseph E. Teichman
Joseph E. Teichman
General Counsel